UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

 BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No ☒

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

March 30, 2021

Messrs.

Superintendence of Capital Markets

As required by the Regulation on Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Type of Meeting: Mandatory Annual Shareholders’ Meeting Annual Meeting Date: March 30, 2021

Time: 12:00 PM

Description of Material Information: THE 5 ITEMS PROPOSED AT THE MANDATORY ANNUAL MEETING WERE APPROVED BY THE SHAREHOLDERS.

Comments:

The following points were discussed:

-	Approval of the Management Reports (Financial Statements and Annual Report).
-	COMPENSATION FOR THE BOARD OF DIRECTORS: THE PROPOSED COMPENSATION FOR THE BOARD OF DIRECTORS FOR THE 2020 FISCAL YEAR WAS APPROVED.
-	AMENDMENT TO THE POLICY ON COMPENSATION FOR THE BOARD OF DIRECTORS: THE PROPOSED AMENDMENT TO THE POLICY ON COMPENSATION WAS APPROVED.
-	APPOINTMENT OF INDEPENDENT AUDITORS FOR THE FISCAL YEAR 2021: THE APPOINTMENT OF PAREDES, BURGA Y ASOCIADOS, PERUVIAN PARTNERS OF E&Y AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR 2021 WAS APPROVED.

INFORMATION ON COMMUNICATION OF PRESENTATION OF FINANCIAL INFORMATION

Type of Information: Annual Audited Stand-Alone information and Annual Report

Period: 2020

Comments:

Best,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: April 7, 2021	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer